UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         WAUSAU PAPER MILLS COMPANY
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                 943317-10-7
                               (CUSIP Number)

                            ARNOLD J. KIBURZ III
                         RUDER, WARE & MICHLER, S.C.
                                P.O. BOX 8050
                           WAUSAU, WI  54402-8050
                               (715) 845-4336
         (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              JANUARY 22, 1996<dagger>
         (Date of Event which Requires Filing of this Statement)

<dagger>THIS AMENDMENT IS FILED FOR THE PURPOSE OF REFLECTING INCREASES IN THE
NUMBER OF SHARES OR PERCENT OF CLASS BENEFICIALLY OWNED BY THE REPORTING PERSONS AS A RESULT OF STOCK SPLITS AND STOCK DIVIDENDS, STOCK REPURCHASES MADE BY THE ISSUER AND OTHER TRANSACTIONS BY REPORTING PERSONS WHICH ARE IMMATERIAL IN AMOUNT.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
      Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

 CUSIP NO.  943317-10-7                           PAGE 2 of 12 PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David B. Smith, Jr.
          S.S. # ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
          This is a joint filing pursuant to               (b) [X]
          Rule 13d-1(f)(1) by persons who are
          co-trustees of a trust. The co-trustees do not necessarily agree on matters of trust policy and therefore do not consider themselves as members of a group.

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                        [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

          NUMBER OF            7     SOLE VOTING POWER
           SHARES                           62,256
        BENEFICIALLY
          OWNED BY             8     SHARED VOTING POWER
            EACH                         2,383,821
          REPORTING
           PERSON              9     SOLE DISPOSITIVE POWER
            WITH                            62,256

                              10     SHARED DISPOSITIVE POWER
                                         2,383,821

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,446,077

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.6%

 14   TYPE OF REPORTING PERSON*
            IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

 CUSIP NO.  943317-10-7                           PAGE 3 of 12 PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas P. Smith
          S.S. # ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
          This is a joint filing pursuant to               (b) [X]
          Rule 13d-1(f)(1) by persons who are
          co-trustees of a trust. The co-trustees do not necessarily agree on matters of trust policy and therefore do not consider themselves as members of a group.

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                        [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

          NUMBER OF            7     SOLE VOTING POWER
           SHARES                           88,352
        BENEFICIALLY
          OWNED BY             8     SHARED VOTING POWER
            EACH                         2,375,887
          REPORTING
           PERSON              9     SOLE DISPOSITIVE POWER
            WITH                            88,352

                              10     SHARED DISPOSITIVE POWER
                                         3,375,887

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,464,239

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%

 14  TYPE OF REPORTING PERSON*
          IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

 CUSIP NO.  943317-10-7                           PAGE 4 of 12 PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Margaret S. Mumma
          S.S. # ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
          This is a joint filing pursuant to               (b) [X]
          Rule 13d-1(f)(1) by persons who are
          co-trustees of a trust.  The co-trustees
          do not necessarily agree on matters of
          trust policy and therefore do not consider
          themselves as members of a group.
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                        [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

          NUMBER OF            7     SOLE VOTING POWER
           SHARES                          197,242
        BENEFICIALLY
          OWNED BY             8     SHARED VOTING POWER
            EACH                         2,531,697
          REPORTING
           PERSON              9     SOLE DISPOSITIVE POWER
            WITH                           197,242

                              10     SHARED DISPOSITIVE POWER
                                         2,531,697

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,728,939

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

 14  TYPE OF REPORTING PERSON*
          IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

 CUSIP NO.  943317-10-7                           PAGE 5 of 12 PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sarah S. Miller
          S.S. # ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
          This is a joint filing pursuant to               (b) [X]
          Rule 13d-1(f)(1) by persons who are
          co-trustees of a trust. The co-trustees do not necessarily agree on matters of trust policy and therefore do not consider themselves as members of a group.

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                        [ ]
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

          NUMBER OF            7     SOLE VOTING POWER
           SHARES                          137,652
        BENEFICIALLY
          OWNED BY             8     SHARED VOTING POWER
            EACH                         2,523,072
          REPORTING
           PERSON              9     SOLE DISPOSITIVE POWER
            WITH                           137,652

                              10     SHARED DISPOSITIVE POWER
                                         2,523,072

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,660,724

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%

 14  TYPE OF REPORTING PERSON*
          IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D
                         (Amendment No. 1)


             Under the Securities Exchange Act of 1934


 Item 1.  Security and Issuer

          COMMON STOCK

          WAUSAU PAPER MILLS COMPANY
          ONE CLARK'S ISLAND
          P.O. BOX 1408
          WAUSAU, WI  54402-1408


 Item 2.  Identity and Background

          1.(A)  DAVID B. SMITH, JR.
            (B)  1206 EAST SIXTH STREET
                 MERRILL, WI  54452
            (C)  BUSINESS CONSULTANT
            (D)  NONE
            (E)  NONE
            (F)  UNITED STATES

          2.(A)  THOMAS P. SMITH
            (B)  5412 CORAL GABLES DRIVE
                 LAS VEGAS, NV  89130
            (C)  RETIRED (DISABLED)
            (D)  NONE
            (E)  NONE
            (F)  UNITED STATES

          3.(A)  MARGARET S. MUMMA
            (B)  1006 WESTWOOD
                 JEFFERSON, IA  50129
            (C)  BOOKKEEPER
            (D)  NONE
            (E)  NONE
            (F)  UNITED STATES

          4.(A)  SARAH S. MILLER
            (B)  4010 BRIARWOOD AVENUE
                 WAUSAU, WI  54401
            (C)  CONSULTANT
            (D)  NONE
            (E)  NONE
            (F)  UNITED STATES

 Item 3.  Source and Amount of Funds or Other Consideration

          SHARES OF COMMON STOCK REPORTED HAVE BEEN HELD UNDER A TRUST ESTABLISHED BY THE WILL OF DAVID B. SMITH FOR
          WHICH MARSHALL & ILSLEY TRUST COMPANY ACTED AS TRUSTEE UNTIL MAY 19, 1992. THE REPORTING PERSONS WERE APPOINTED SUCCESSOR TRUSTEES EFFECTIVE AS OF MAY 19, 1992 AND NOW EXERCISE SHARED VOTING AND INVESTMENT CONTROL OVER THE
          COMMON STOCK IN THEIR CAPACITIES AS CO-TRUSTEES.  NO
          CONSIDERATION WAS PAID BY THE REPORTING PERSONS IN CONNECTION WITH THIS TRANSACTION.

 Item 4.  Purpose of Transaction

          THE APPOINTMENT OF THE REPORTING PERSONS AS
          TRUSTEES WAS DONE IN CONNECTION WITH THE ESTATE
          PLANNING OF THE PARTIES INVOLVED.


 Item 5.  Interest In Securities of the Issuer

          (A)   SEE ITEM 11 OF THE RESPECTIVE COVER PAGE
                FILED AS PART OF THIS AMENDMENT NO. 1 TO
                SCHEDULE 13D FOR EACH INDIVIDUAL NAMED IN
                ITEM 2.

          (B)   SEE ITEMS 7, 8, 9, AND 10 OF THE COVER
                PAGE FILED AS PART OF THIS AMENDMENT NO. 1
                TO SCHEDULE 13D FOR EACH INDIVIDUAL NAMED
                IN ITEM 2.

          (C)   NONE WITH RESPECT TO ANY PERSON NAMED IN
                ITEM 2.

          (D)   NOT APPLICABLE.

          (E)   NOT APPLICABLE.


 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          NOT APPLICABLE.


 Item 7.  Material to Be Filed as Exhibits

          AGREEMENTS BY REPORTING PERSONS THAT THIS AMENDMENT
          NO. 1 TO SCHEDULE 13D IS FILED ON BEHALF OF EACH
          SUCH PERSON ARE ATTACHED AS EXHIBITS A THROUGH D.

 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     January 22, 1996                  DAVID B. SMITH, JR.
                                       David B. Smith, Jr.


     January 22, 1996                  THOMAS P. SMITH
                                       Thomas P. Smith


     January 22, 1996                  MARGARET S. MUMMA
                                       Margaret S. Mumma


     January 22, 1996                  SARAH S. MILLER
                                       Sarah S. Miller

                             EXHIBIT A




     The undersigned David B. Smith, Jr. agrees to the filing of a joint Amendment No. 1 to Schedule 13D by and on behalf of Thomas P. Smith, Margaret S. Mumma and Sarah S. Miller.





     January 22, 1996                DAVID B. SMITH, JR.
                                     David B. Smith, Jr.

                             EXHIBIT B

     The undersigned Thomas P. Smith agrees to the filing of a joint Amendment No. 1 to Schedule 13D by and on behalf of David B. Smith, Jr., Margaret S. Mumma and Sarah S. Miller.





     January 22, 1996                 THOMAS P. SMITH
                                      Thomas P. Smith

                             EXHIBIT C


     The undersigned Margaret S. Mumma agrees to the filing of a joint Amendment No. 1 to Schedule 13D by and on behalf of David B. Smith, Jr., Thomas P. Smith, and Sarah S. Miller.





     January 22, 1996                 MARGARET S. MUMMA
                                      Margaret S. Mumma

                             EXHIBIT D


     The undersigned Sarah S. Miller agrees to the filing of a joint
 Schedule 13D by and on behalf of David B. Smith, Jr., Thomas P.
 Smith, and Margaret S. Mumma.




     January 22, 1996                   SARAH S. MILLER
                                        Sarah S. Miller